EXHIBIT 4.10.5

Ministry of the Russian Federation for Communications and Information

Amendment No. 5
to License No. 6038 (registration series A 002831)
dated March 7, 1997

Clause 8 of the “Conditions for Carrying out the Activities Under License No. 6038” shall read as follows:

“8.

The Licensee’s SPS-900 network shall be connected to the public communications network of the Russian Federation at the long-distance level pursuant to the General Scheme of Creation and Stage-by-Stage Development of the Federal GSM Mobile Cellular Communication Network of the Russian Federation, subject to the technical conditions issued by OJSC Elektrosvyaz of Stavropol Krai, OJSC Rostelecom or CJSC MTT, respectively.

The Licensee’s communication network may be additionally connected to the public communication network of the Russian Federation at the local level to ensure technical capacity for handling local traffic and rendering to subscribers of additional call-forwarding service from the local telephone network.

Additional connection of the Licensee’s network with the public communication network of the Russian Federation at the local level is allowed only if the networks are connected at the long-distance level.

Long-distance and international communication services to the Licensee’s network subscribers shall be rendered only through the public communications network of the Russian Federation.

The Licensee shall have the right to use communications channels and physical chains of the public communications network of the Russian Federation at the rates effective for a particular category of users.”

First Deputy Minister of the Russian Federation for Communications and Information	[Signature]	Yu.A. Pavlenko

July 20, 2000

Head of the Department of the Organization of Licensing Activity	[Signature] [Seal]	N.M. Popov